Filed by The Mead Corporation
                         pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 under
                                           the Securities Exchange Act of 1934

                                        Subject Company:  The Mead Corporation
                                                    Commission File No. 1-2267




The following was posted on the Mead Intranet on October 31, 2001:


Subject:  Additional Q&A on Merger

October 31, 2001

The following questions and answers were included in the preliminary registration statement on Form S-4 filed with the Securities and Exchange Commission by Mead and Westvaco recently. The answers provide information that Mead employees have requested through the toll free number and e-mail address established to respond to questions regarding the planned merger. To submit a question or comment, please call 1-888-918-6323 or send an e-mail to Vision ID CORPCOMM (or corpcomm@mead.com).

Q:  Why are the companies proposing the business combination?

A: We both believe that a combination of the two companies will create a stronger and more competitive global company than either Mead or Westvaco is likely to be alone, with strong positions in packaging, coated and specialty papers, consumer and office products and specialty chemicals. The combined company, to be named "MeadWestvaco Corporation," is expected to have annual revenues of approximately $8 billion and a strong asset base with enhanced growth and cost savings opportunities. Specifically, we believe the business combination will enhance stockholder value for both companies by, among other things:

o Creating a stronger company that is better positioned to compete in a global environment;
o Creating the opportunity to achieve significant cost savings and operational synergies of $325 million by the end of two years of combined operations;
o Providing flexibility to assess businesses that do not meet financial or strategic criteria;
o   Establishing a stronger foundation for future strategic initiatives;
o Providing substantially greater financial capacity than either company would have had separately; and
o Combining a strong and experienced management team drawn from both companies.

Q:  What will a stockholder receive when the mergers occur?

A:  Holders of Mead Common Stock

A Mead stockholder will receive one share of MeadWestvaco common stock and cash consideration of $1.20 in exchange for each share of Mead common stock owned.

Example: If a Mead stockholder currently owns 10 shares of Mead common stock, after the Mead merger he or she will be entitled to receive 10 shares of MeadWestvaco common stock and cash consideration of $12.00.

Holders of Westvaco Common Stock

A holder of Westvaco common stock will receive 0.97 of a share of MeadWestvaco common stock in exchange for each share of Westvaco common stock owned. He or she will receive cash instead of any resulting fraction of a share, in an amount reflecting the market value of the fraction of a share.

Example: If a Westvaco stockholder currently owns 10 shares of Westvaco common stock, after the Westvaco merger he or she will be entitled to receive 9 shares of MeadWestvaco common stock and a check for the market value of seven tenths of a share of MeadWestvaco common stock.

Q:  What will be the dividend on MeadWestvaco common stock?

A: Mead currently pays dividends at an annual rate of $0.68 per share and Westvaco currently pays dividends at an annual rate of $0.88 per share. The initial annualized MeadWestvaco dividend rate is expected to be $0.92 per share. Assuming that the annualized dividend is $0.92 per share, Mead stockholders will receive an increase in their aggregate dividends because each share of Mead common stock will be converted into one share of MeadWestvaco common stock in the Mead merger and Westvaco stockholders will receive approximately the same aggregate dividends because each share of Westvaco common stock will be converted into 0.97 of a share of MeadWestvaco common stock in the Westvaco merger.


                           Additional Information

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's website (http://www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention:
John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco stockholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.